  Exhibit 99.2

Brookfield Renewable Partners L.P.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

AS AT JUNE 30, 2016 AND December 31, 2015 AND

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

UNAUDITED		Jun 30	Dec 31
(MILLIONS)	Notes	2016	2015
Assets
Current assets
Cash and cash equivalents	4	$210	$63
Restricted cash		183	198
Trade receivables and other current assets	5	476	256
Financial instrument assets	6	32	26
Due from related parties		52	57
		953	600
Financial instrument assets	6	176	20
Equity-accounted investments	8	205	197
Property, plant and equipment, at fair value	9	25,509	18,358
Goodwill	10	932	-
Deferred income tax assets	13	202	157
Other long-term assets		192	175
		$28,169	$19,507
Liabilities
Current liabilities
Accounts payable and accrued liabilities	11	$449	$284
Financial instrument liabilities	6	267	127
Due to related parties		82	64
Current portion of long-term debt	12	957	770
		1,755	1,245
Financial instrument liabilities	6	152	64
Long-term debt and credit facilities	12	9,091	6,568
Deferred income tax liabilities	13	3,995	2,695
Other long-term liabilities		332	172
		15,325	10,744
Equity
Non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	14	5,541	2,587
General partnership interest in a holding subsidiary
held by Brookfield	14	56	52
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	14	2,767	2,559
Preferred equity	14	599	610
Preferred limited partners' equity	15	324	128
Limited partners' equity	16	3,557	2,827
		12,844	8,763
		$28,169	$19,507

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF (LOSS) INCOME

UNAUDITED		Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)		2016	2015	2016	2015
Revenues	7	$627	$458	$1,301	$899
Other income		10	6	32	33
Direct operating costs		(262)	(134)	(505)	(268)
Management service costs	7	(15)	(13)	(30)	(27)
Interest expense – borrowings	12	(161)	(114)	(288)	(219)
Share of earnings from equity-accounted
investments	8	(1)	4	-	7
Unrealized financial instruments loss	6	(2)	-	(2)	(8)
Depreciation	9	(204)	(161)	(383)	(319)
Other	3	-	(12)	(12)	(14)
(Loss) income before income taxes		(8)	34	113	84
Income tax (expense) recovery
Current	13	(5)	(5)	(12)	(10)
Deferred	13	(6)	6	(41)	12
		(11)	1	(53)	2
Net (loss) income		$(19)	$35	$60	$86
Net (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	14	(1)	10	26	24
General partnership interest in a holding
subsidiary held by Brookfield	14	-	-	-	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	14	(13)	8	7	22
Preferred equity	14	7	8	13	16
Preferred limited partners' equity	15	3	-	6	-
Limited partners' equity	16	(15)	9	8	24
		$(19)	$35	$60	$86
Basic and diluted (loss) earnings per LP Unit		$(0.11)	$0.07	$0.05	$0.17

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED	Three months ended Jun 30			Six months ended Jun 30
(MILLIONS)		2016	2015	2016	2015
Net (loss) income		$(19)	$35	$60	$86
Other comprehensive income that will not be
reclassified to net (loss) income
Revaluations of property, plant and equipment		20	39	20	39
Actuarial loss on defined benefit plans		-	-	(3)	-
Deferred income taxes on above items	13	(5)	-	2	-
Total items that will not be reclassified
to net (loss) income		15	39	19	39
Other comprehensive income (loss) that may be
reclassified to net (loss) income
Financial instruments designated as cash-flow
hedges
(Loss) gain arising during the period	6	(40)	69	(82)	21
Reclassification adjustments for amounts
recognized in net (loss) income	6	(11)	(11)	(23)	(18)
Unrealized gain (loss) on available-for-sale
securities		21	(7)	33	(7)
Foreign currency translation		382	97	1,190	(463)
Unrealized (loss) gain on foreign currency swaps -
net investment hedge	6	(20)	(13)	(100)	39
Deferred income taxes on above items	13	14	(10)	24	(6)
Total items that may be reclassified subsequently to
net (loss) income		346	125	1,042	(434)
Other comprehensive income (loss)		361	164	1,061	(395)
Comprehensive income (loss)		$342	$199	$1,121	$(309)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	14	121	50	524	3
General partnership interest in a holding
subsidiary held by Brookfield	14	2	1	5	(3)
Participating non-controlling interests - in a
holding subsidiary -Redeemable/
Exchangeable units held by Brookfield	14	97	61	252	(130)
Preferred equity	14	10	18	52	(35)
Preferred limited partners' equity	15	3	-	6	-
Limited partners' equity	16	109	69	282	(144)
		$342	$199	$1,121	$(309)

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
THREE MONTHS ENDED JUNE 30	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at March 31, 2016	$(530)	$(512)	$4,022	$(8)	$(45)	$5	$2,932	$177	$595	$5,796	$54	$2,653	$12,207
Net (loss) income	(15)	-	-	-	-	-	(15)	3	7	(1)	-	(13)	(19)
Other comprehensive income	-	121	3	-	(12)	12	124	-	3	122	2	110	361
Preferred LP Units and LP Units issued
- (Note 15,16)
Net proceeds	657	-	-	-	-	-	657	147	-	-	-	-	804
Adjustments	(85)	-	-	-	-	-	(85)	-	-	-	2	83	-
Capital contributions (Note 14)	-	-	-	-	-	-	-	-	-	641	-	-	641
Distributions or dividends declared	(67)	-	-	-	-	-	(67)	(3)	(7)	(26)	(5)	(58)	(166)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	-	2
First MTO (Note 3, 14)	(17)	18	-	-	-	-	1	-	-	(991)	-	-	(990)
Other	8	-	-	-	-	-	8	-	1	-	3	(8)	4
Change in period	483	139	3	-	(12)	12	625	147	4	(255)	2	114	637
Balance, as at June 30, 2016	$(47)	$(373)	$4,025	$(8)	$(57)	$17	$3,557	$324	$599	$5,541	$56	$2,767	$12,844

Balance, as at March 31, 2015	$(286)	$(458)	$3,685	$(9)	$(38)	$-	$2,894	$-	$667	$2,323	$54	$2,617	$8,555
Net income	9	-	-	-	-	-	9	-	8	10	-	8	35
Other comprehensive income	-	34	16	-	13	(3)	60	-	10	40	1	53	164
LP Units purchased for cancellation	(1)	-	-	-	-	-	(1)	-	-	-	-	-	(1)
Capital contributions	-	-	-	-	-	-	-	-	-	93	-	-	93
Distributions or dividends declared	(60)	-	-	-	-	-	(60)	-	(8)	(62)	(3)	(54)	(187)
Distribution reinvestment plan	1	-	-	-	-	-	1	-	-	-	-	-	1
Other	(2)	-	-	-	-	-	(2)	-	-	(10)	2	-	(10)
Change in period	(53)	34	16	-	13	(3)	7	-	10	71	-	7	95
Balance, as at June 30, 2015	$(339)	$(424)	$3,701	$(9)	$(25)	$(3)	$2,901	$-	$677	$2,394	$54	$2,624	$8,650

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
SIX MONTHS ENDED JUNE 30	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2015	$(485)	$(670)	$4,019	$(7)	$(30)	$-	$2,827	$128	$610	$2,587	$52	$2,559	$8,763
Net income	8	-	-	-	-	-	8	6	13	26	-	7	60
Other comprehensive income	-	279	6	(1)	(27)	17	274	-	39	498	5	245	1,061
Preferred LP Units and LP Units issued
- (Note 15, 16)
Net proceeds	657	-	-	-	-	-	657	147	-	-	-	-	804
Adjustment	(85)	-	-	-	-	-	(85)	-	-	-	2	83	-
Exchange of preferred shares -
(Note 14, 15)	-	-	-	-	-	-	-	50	(50)	-	-	-	-
Capital contributions (Note 14)	-	-	-	-	-	-	-	-	-	2,044	-	-	2,044
Acquisitions (Note 14)	-	-	-	-	-	-	-	-	-	1,417	-	-	1,417
Distributions or dividends declared	(132)	-	-	-	-	-	(132)	(6)	(13)	(41)	(12)	(117)	(321)
Distribution reinvestment plan	4	-	-	-	-	-	4	-	-	-	-	-	4
First MTO (Note 3, 14)	(17)	18	-	-	-	-	1	-	-	(991)	-	-	(990)
Other	3	-	-	-	-	-	3	(1)	-	1	9	(10)	2
Change in period	438	297	6	(1)	(27)	17	730	196	(11)	2,954	4	208	4,081
Balance, as at June 30, 2016	$(47)	$(373)	$4,025	$(8)	$(57)	$17	$3,557	$324	$599	$5,541	$56	$2,767	$12,844

Balance, as at December 31, 2014	$(241)	$(241)	$3,685	$(9)	$(27)	$-	$3,167	$-	$728	$2,062	$59	$2,865	$8,881
Net income	24	-	-	-	-	-	24	-	16	24	-	22	86
Other comprehensive income (loss)	-	(183)	16	-	2	(3)	(168)	-	(51)	(21)	(3)	(152)	(395)
LP Units purchased for cancellation	(1)	-	-	-	-	-	(1)		-	-	-	-	(1)
Capital contributions	-	-	-	-	-	-	-	-	-	423	-	-	423
Distributions or dividends declared	(121)	-	-	-	-	-	(121)	-	(16)	(97)	(6)	(109)	(349)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	-	2
Other	(2)	-	-	-	-	-	(2)	-	-	3	4	(2)	3
Change in period	(98)	(183)	16	-	2	(3)	(266)	-	(51)	332	(5)	(241)	(231)
Balance, as at June 30, 2015	$(339)	$(424)	$3,701	$(9)	$(25)	$(3)	$2,901	$-	$677	$2,394	$54	$2,624	$8,650

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended		Six months ended
UNAUDITED			Jun 30		Jun 30
(MILLIONS)	Notes	2016	2015	2016	2015
Operating activities
Net (loss) income		$(19)	$35	$60	$86
Adjustments for the following non-cash items:
Depreciation	9	204	161	383	319
Unrealized financial instrument loss	6	2	-	2	8
Share of earnings from equity accounted investments	8	1	(4)	-	(7)
Deferred income tax expense (recovery)	13	6	(6)	41	(12)
Other non-cash items		4	3	(12)	12
Dividends received from equity-accounted investments	8	3	12	3	20
Changes in due to or from related parties		25	(21)	19	(7)
Net change in working capital balances		(87)	(16)	(132)	(23)
		139	164	364	396
Financing activities
Long-term debt - borrowings	12	352	269	1,630	790
Long-term debt - repayments	12	(386)	(238)	(494)	(555)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	14	641	93	2,044	423
Acquisition of Isagen from non-controlling interests	3, 14	(929)	-	(929)	-
Issuance of preferred limited partnership units	15	147	-	147	-
Issuance of LP Units		657	-	657	-
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	14	(26)	(62)	(41)	(97)
To preferred shareholders		(7)	(8)	(13)	(17)
To preferred limited partners' unitholders	15	(3)	-	(4)	-
To unitholders of Brookfield Renewable or BRELP	14, 16	(124)	(116)	(250)	(231)
		322	(62)	2,747	313
Investing activities
Acquisitions	3	(862)	(132)	(2,881)	(679)
Cash and cash equivalents in acquired entity	3	-	-	117	19
Investment in:
Sustaining capital expenditures	9	(19)	(13)	(32)	(28)
Development and construction of renewable power
generating assets	9	(67)	(57)	(112)	(78)
Investment in securities	6	(99)	-	(116)	(16)
Restricted cash and other		531	14	36	42
		(516)	(188)	(2,988)	(740)
Foreign exchange gain (loss) on cash		5	3	24	(6)
Cash and cash equivalents
(Decrease) increase		(50)	(83)	147	(37)
Balance, beginning of period		260	196	63	150
Balance, end of period		$210	$113	$210	$113
Supplemental cash flow information:
Interest paid		$198	$148	$275	$207
Interest received		11	4	20	8
Income taxes paid		1	9	17	19

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

brookfield renewable partners l.p.

notes to the consolidated financial statements

1.  organization and description of the business

The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in North America, Brazil, Colombia, and Europe.

Brookfield Renewable changed its name from Brookfield Renewable Energy Partners L.P. to Brookfield Renewable Partners L.P. on May 3, 2016.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities.

2.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2015.

Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed.  These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2015 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, BRPL, on August 4, 2016.

References to $, C$, €, R$, £  and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British Pound Sterling and Colombian pesos, respectively.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

All figures are presented in millions of U.S. dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

See Note 10 – Goodwill for an explanation of the requirement to recognize goodwill and an estimate of the value.  See Note 14 – Non-Controlling Interests as it relates to accounting for the Initial Investment in Isagen and the MTOs as separate transactions.

(c) Future changes in accounting policies

There are no future changes to IFRS with potential impact on Brookfield Renewable other than the changes disclosed in the December 31, 2015 audited consolidated financial statements.

3.  BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the interim consolidated financial statements since the respective dates of acquisition.

Colombia Portfolio

On January 22, 2016, the consortium acquired a 57.6% interest in Isagen from the Colombian government (the “Initial Investment”). Aggregate consideration for the Initial Investment was approximately $1.9 billion (COP 6.5 trillion). Isagen is Colombia’s third-largest power generation company and owns and operates a 3,032 MW portfolio, consisting predominantly of a portfolio of six, largely reservoir-based, hydroelectric facilities. Annual generation is expected to approximate 15,000 GWh. Brookfield Renewable’s initial investment was $225 million for an approximate 9% interest in Isagen after accounting for the non-controlling interests of its institutional partners and public shareholders. Isagen is a listed entity in Colombia and, following the close of the Initial Investment, the remaining 42.4% shares were owned by public shareholders (the “Isagen Public NCI”).

Following the closing of the Initial Investment, the consortium was required to conduct two mandatory tender offers (the “MTOs”) for the Isagen Public NCI at the same price per share paid for its 57.6% controlling interest.

On May 13, 2016, the consortium closed the First MTO, pursuant to which a total of 708,817,674 common shares (the “First MTO Shares”) were acquired by the consortium. After giving effect to the First MTO, the consortium owns approximately 83.6% of Isagen and Brookfield Renewable’s investment is approximately $732 million, equivalent to an approximate 25% interest. The First MTO Shares were acquired by the consortium at a purchase price of COP 4,130 per share for total consideration of COP 2,927 billion (approximately $929 million). Brookfield Renewable’s investment in connection with the First

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

MTO was $507 million, with the remaining $422 million being financed from Brookfield Renewable’s non-controlling interests.

Brookfield Renewable is the general partner of and effectively controls the entity that holds the consortium’s 83.6% interest in Isagen.

The financing for the Initial Investment and the First MTO was as follows:

	Initial	First
	Investment(1)	MTO(2)	Total
(MILLIONS)	57.6%	26.0%	83.6%
Non-recourse borrowings	$510	$-	$510
Non-controlling interests	1,244	422	1,666
Brookfield Renewable	225	507	732
	$1,979	$929	$2,908

(1)    Gross consideration of $1,979 million represents: acquisition of a 57.6% interest in Isagen ($1,926 million), financing and acquisition costs ($24 million), restriction of cash per the terms of a credit agreement ($9 million), and excess cash to fund follow-on investments in Isagen and expenses ($20 million). The exchange rate used for this column was $1 = COP 3,368.

(2)    U.S. dollar amounts in this column are based on an exchange rate of $1 = COP 3,151.

The consortium secured $750 million of non-recourse financing of which $510 million was drawn to partially fund the initial 57.6% interest. The loan bears interest at London Interbank Offered Rate (“LIBOR”) plus a margin of 2.50% and matures in January 2021. Brookfield Renewable also secured, independently of its institutional partners, a $500 million acquisition facility to partially fund its equity investment in the consortium and for the purposes of increasing the ownership percentage through the MTOs. The terms of this credit facility are consistent with the terms of Brookfield Renewable’s other corporate credit facilities and the applicable margin is 1.20%. The facility was repaid on June 10, 2016.  In addition, the consortium assumed loans with principal balances totaling COP 3,850 billion ($1,143 million). The loans bear floating rate interest rates with a weighted-average interest rate of 11.44% and a weighted-average remaining term of 9 years, as at March 31, 2016.

The total acquisition costs of $11 million were expensed as incurred and have been classified under Other in the interim consolidated statements of (loss) income.

The unaudited interim consolidated financial statements contain further details on the Initial Investment in Isagen and the related MTOs, as follows: 1) Note 10 – Goodwill for an explanation of the requirement to recognize goodwill and an estimate of the value; 2) Note 12 – Long-term debt and credit facilities for financing of the Initial Investment in Isagen and the First MTO; and 3) Note 14 – Non-controlling Interests for our accounting for the Initial Investment in Isagen and the MTOs as separate transactions.

If the acquisition had taken place at the beginning of the year, the revenue from Isagen for the six months ended June 30, 2016 would have been $476 million (unaudited).

The consortium holds its interest in Isagen through an entity (“Hydro Holdings”) which is entitled to appoint a majority of the board of directors of Isagen.  The general partner of Hydro Holdings is a controlled subsidiary of Brookfield Renewable.  Brookfield Renewable is entitled to appoint a majority of Hydro Holdings’ board of directors, provided that Brookfield Asset Management and its subsidiaries (including Brookfield Renewable) collectively are (i) the largest holder of Hydro Holdings’ limited partnership interests, and (ii) hold over 30% of Hydro Holdings’ limited partnership interests (the “Ownership Test”).  Brookfield Asset Management and its subsidiaries currently meet the Ownership Test.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

Brazil Portfolio

In January 2016, Brookfield Renewable acquired a 51 MW hydroelectric portfolio in Brazil (“Brazil Portfolio”). Total consideration of R$417 million ($103 million) included cash paid of R$355 million ($88 million), deferred consideration of R$35 million ($9 million) and impact of the foreign currency contracts of R$24 million ($6 million).

The total acquisition costs of $0.4 million were expensed as incurred and have been classified under Other in the interim consolidated statements of (loss) income.

Pennsylvania Hydroelectric Portfolio

In April 2016, Brookfield Renewable acquired a 296 MW portfolio of hydroelectric facilities that are expected to generate 1,109 GWh annually (“Pennsylvania Hydro”). The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximately 33% controlling interest in the Portfolio. Total cash consideration was $859 million. The acquisition costs of $5 million were expensed as incurred and have been classified under Other in the interim consolidated statements of (loss) income.

If the acquisition had taken place at the beginning of the year, the revenue from Pennsylvania Hydro for the six months ended June 30, 2016 would have been $29 million (unaudited).

In April 2016, Brookfield Renewable entered into voting agreements with a certain Brookfield subsidiary related to Brookfield Infrastructure Fund III which are the co-investors along with a subsidiary of Brookfield Renewable in the entity (the “Entity”) which holds the power generating operations of Pennsylvania Hydro. Pursuant to this voting agreement, the Brookfield subsidiary agreed to provide Brookfield Renewable, among other things, the authority to direct the election of the directors of the Entity.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

Preliminary purchase price allocations, at fair values, with respect to the acquisitions are as follows:

(MILLIONS)	Colombia	Brazil	Pennsylvania	Total
Cash and cash equivalents	$113	$4	$-	$117
Trade receivables and other current assets	193	2	1	196
Property, plant and equipment, at fair value	4,753	100	859	5,712
Other long-term assets	15	-	-	15
Current liabilities	(463)	(3)	(1)	(467)
Long-term debt	(912)	-	-	(912)
Deferred income tax liabilities	(1,015)	-	-	(1,015)
Other long-term liabilities	(149)	-	-	(149)
Non-controlling interests	(1,417)	-	-	(1,417)
Fair value of net assets acquired	$1,118	$103	$859	$2,080
Goodwill (Note 10)	808	-	-	808
Purchase price	$1,926	$103	$859	$2,888

The estimated fair values of the assets acquired and liabilities assumed are expected to be finalized within 12 months of the acquisition date.

During the six months ended June 30, 2016 the purchase price allocations for the acquisitions completed during the six months ended June 30, 2015 were finalized. No material changes to the provisional purchase price allocations disclosed in the December 31, 2015 audited consolidated financial statements in respect of the acquisitions had to be considered.

4. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents are as follows:

	Jun 30	Dec 31
(MILLIONS)	2016	2015
Cash	$170	$60
Short-term deposits	40	3
	$210	$63

5. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets are as follows:

	Jun 30	Dec 31
(MILLIONS)	2016	2015
Trade receivables	$233	$98
Other short-term receivables	133	87
Prepaids and others	110	71
	$476	$256

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

6.  risk management and financial instruments

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2015 audited consolidated financial statements.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Jun 30, 2016				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	Total	2015
Assets measured at fair value:
Cash and cash equivalents	$210	$-	$-	$210	$63
Restricted cash(1)	319	-	-	319	336
Financial instrument assets(1)
Energy derivative contracts	-	23	-	23	31
Interest rate swaps	-	1	-	1	-
Foreign exchange swaps	-	16	-	16	1
Available-for-sale investments	168	-	-	168	14
Property, plant and equipment	-	-	25,509	25,509	18,358
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	-	(3)	-	(3)	(1)
Interest rate swaps	-	(295)	-	(295)	(178)
Foreign exchange swaps	-	(121)	-	(121)	(12)
Contingent consideration	-	-	(22)	(22)	(32)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities(1)	-	(10,778)	-	(10,778)	(7,892)
Total	$697	$(11,157)	$25,487	$15,027	$10,688

(1)       Includes both the current and long-term amounts.

There were no transfers between levels during the six months ended June 30, 2016.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

	Jun 30, 2016			Dec 31, 2015
			Net (Assets)	Net (Assets)
(MILLIONS)	Assets	Liabilities	Liabilities	Liabilities
Energy derivative contracts	$23	$3	$(20)	$(30)
Interest rate swaps	1	295	294	178
Foreign exchange swaps	16	121	105	11
Available-for sale investments	168	-	(168)	(14)
Total	208	419	211	145
Less: current portion	32	267	235	101
Long-term portion	$176	$152	$(24)	$44

(a)   Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

(b)   Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the interim consolidated financial statements at an amount equal to fair value.

(c)   Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

(d)  Available-for-sale

Brookfield Renewable’s available for sale assets consist of investments in publicly-quoted securities, including its proportionate interest in the shares of TerraForm Power, Inc. disclosed in Brookfield Asset Management’s (and affiliated entities) Schedule 13D filing.

Available-for-sale securities are recorded on the balance sheet at fair value, and are assessed for impairment at each reporting date. For the six months ended June 30, 2016, the unrealized gains relating to the fair value of available-for-sale securities amounted to $33 million (2015: unrealized losses of $7 million).

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of (loss) income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2016	2015	2016	2015
Energy derivative contracts	$(4)	$-	$-	$2
Interest rate swaps	-	2	(2)	2
Foreign exchange swaps - cash flow	2	(2)	-	(12)
	$(2)	$-	$(2)	$(8)

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of comprehensive income (loss):

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2016	2015	2016	2015
Energy derivative contracts	$(6)	$10	$16	$4
Interest rate swaps	(42)	59	(112)	13
Foreign exchange swaps - cash flow	8	-	14	4
	$(40)	$69	$(82)	$21
Foreign exchange swaps - net investment	(20)	(13)	(100)	39
	$(60)	$56	$(182)	$60

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive income (loss):

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2016	2015	2016	2015
Energy derivative contracts	$(14)	$(10)	$(26)	$(17)
Interest rate swaps	3	(1)	3	(1)
	$(11)	$(11)	$(23)	$(18)

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

7.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

The following table reflects the related party agreements and transactions on the interim consolidated statements of (loss) income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2016	2015	2016	2015
Revenues
Power purchase and revenue agreements	$137	$146	$319	$255
Wind levelization agreement	3	2	5	4
	$140	$148	$324	$259
Direct operating costs
Energy purchases	$-	$(2)	$(1)	$(4)
Energy marketing fee	(6)	(6)	(11)	(11)
Insurance services	(11)	(6)	(19)	(13)
	$(17)	$(14)	$(31)	$(28)
Management service costs	$(15)	$(13)	$(30)	$(27)

8. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

Three months ended		Six months ended	Year ended
(MILLIONS)	Jun 30, 2016	Jun 30, 2016	Dec 31, 2015
Balance, beginning of period/year	$205	$197	$273
Share of net (loss) income	(1)	-	10
Revaluation recognized through OCI	-	-	96
Share of OCI	1	1	-
Dividends declared	(3)	(3)	(19)
Capital distributions, net	-	-	(144)
Foreign exchange translation	3	10	(19)
Balance, end of period/year	$205	$205	$197

The following table summarizes certain financial information of equity-accounted investments:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2016	2015	2016	2015
Revenue	$27	$42	$51	$69
Net (loss) income	(1)	7	-	13
Share of net income (loss)
Cash earnings	2	9	4	13
Non-cash loss	(3)	(5)	(4)	(6)

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

9.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric(1)(2)	Wind(2)	Other(2)(3)	Total
As at December 31, 2015	$14,847	$3,233	$278	$18,358
Additions	96	39	12	147
Acquisitions through business combinations (Note 3)	5,712	-	-	5,712
Foreign exchange	1,492	128	54	1,674
Transfer and other	(6)	(13)	-	(19)
Change in fair value recognized through OCI(4)	-	20	-	20
Depreciation	(276)	(100)	(7)	(383)
As at June 30, 2016	$21,865	$3,307	$337	$25,509

(1)     Includes intangible assets of $15 million (2015: $13 million).

(2)     Includes construction work in process (“CWIP”) of $557 million (2015: $405 million).

(3)     Includes biomass and co-generation (“Co-gen”). The Colombian segment aggregates its hydroelectric and Co-gen facilities into the hydroelectric segment.  See Note 18 – Segmented Information.

(4)     During the three months ended June 30, 2016 sufficient information regarding a wind development project in Ireland became available to allow Brookfield Renewable to determine fair value using the discounted cash flow method. Accordingly, CWIP associated with this project was revalued.

10. GOODWILL

The following table provides a reconciliation of goodwill:

(MILLIONS)
As at December 31, 2015	$-
Acquired through business acquisition (Note 3)	808
Foreign exchange	124
As at June 30, 2016	$932

The preliminary acquisition equation for the Isagen Acquisition (Note 3 – Business combinations) includes a deferred tax liability of $1,015 million. The deferred tax liability arises because the tax bases of the Isagen net assets are significantly lower than their acquisition date fair value. As required by IFRS 3, Business Combinations, this deferred tax liability is calculated in accordance with IAS 12, Income Taxes (“IAS 12”), and is not measured at fair value. IAS 12 requires provisions to be made for all differences between the carrying value of assets and liabilities other than goodwill acquired in a business combination and their tax base at their nominal amount, irrespective of whether or not this will result in additional (or less) tax being paid or when any tax cash flows may occur. The fair value of the preliminary deferred tax liability would be lower than its nominal amount and Brookfield Renewable has determined that the preliminary estimate of goodwill of $808 million arises from such difference.

Goodwill is not amortized and is not deductible for tax purposes. However, after initial recognition, goodwill will be measured at cost less any accumulated impairment losses. An impairment assessment will be performed at least annually, and whenever circumstances such as significant declines in expected revenues, earnings or cash flows indicate that it is more likely than not that goodwill might be impaired. Goodwill impairment charges are not reversible.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

11.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Jun 30	Dec 31
(MILLIONS)	2016	2015
Operating accrued liabilities	$117	$107
Interest payable on corporate and subsidiary borrowings	51	44
Accounts payable	111	43
LP Unitholders’ distributions, preferred limited partnership unit
distributions and preferred dividends payable(1)	24	19
Other	146	71
	$449	$284

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

12.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Jun 30, 2016			Dec 31, 2015
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings
Series 3 (C$200)	5.3	2.4	$155	5.3	2.8	$145
Series 4 (C$150)	5.8	20.4	116	5.8	20.9	108
Series 6 (C$300)	6.1	0.4	233	6.1	0.9	217
Series 7 (C$450)	5.1	4.3	348	5.1	4.8	325
Series 8 (C$400)	4.8	5.6	309	4.8	6.1	289
Series 9 (C$400)	3.8	8.9	309	3.8	9.4	289
	5.0	6.0	$1,470	5.0	6.5	$1,373
Subsidiary borrowings
North America
United States	5.0	6.2	$3,457	5.3	7.0	$3,203
Canada	5.4	11.9	1,700	5.6	13.1	1,471
	5.1	8.1	5,157	5.4	8.9	4,674
Europe	3.9	11.1	652	3.9	11.0	631
Brazil	10.5	11.5	413	10.1	11.9	347
Colombia	9.3	7.5	1,757	-	-	-
	6.2	8.4	7,979	5.5	9.3	5,652
Credit facilities
Corporate credit facility	1.8	5.0	647	1.4	4.5	368
Total debt			$10,096			$7,393
Add: Unamortized premiums(1)			20			4
Less: Unamortized financing fees(1)			(68)			(59)
Less: Current portion			(957)			(770)
			$9,091			$6,568

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 17  - Subsidiary public issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, BRELP and certain other subsidiaries.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America and Europe consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Subsidiary borrowings in Colombia consist of floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Índice de precios al consumidor  (“IPC”), the Banco Central de Colombia inflation rate, plus a margin.

In January 2016, Brookfield Renewable and its institutional partners secured non-recourse financing in the amount of $750 million with respect to the Initial Investment in Isagen and the related MTOs.  In addition, the consortium assumed loans with principal balances totaling COP 3,850 billion ($1,143 million).  See Note 3 – Business Combinations.

In March 2016, Brookfield Renewable refinanced indebtedness associated with a 488 MW hydroelectric portfolio in Ontario through the issuance of C$150 million ($112 million) of notes. The notes bear interest at 3.41% and mature in November 2020.

In March 2016, Brookfield Renewable refinanced indebtedness associated with a 349 MW hydroelectric portfolio in Ontario through the issuance of C$50 million ($38 million) of bonds. The bonds bear interest at 3.24% and mature in June 2023.

In March 2016, Brookfield Renewable refinanced the loan associated with its 123 MW wind portfolio in Portugal by securing €88 million ($98 million) of long-term debt, a €5 million ($6 million) working capital facility and a €7 million ($8 million) debt reserve facility and simultaneously retired existing indebtedness of €70 million ($78 million). The long-term debt currently bears interest at the Euro Interbank Offered Rate (“EURIBOR”) plus a margin of 2.75%.

On April 1, 2016, concurrent with the closing of the 296 MW hydroelectric portfolio in Pennsylvania, Brookfield Renewable secured a $315 million financing. The debt currently bears interest at the U.S. LIBOR plus a margin of 1.50%.

On April 20, 2016, Isagen successfully amended a COP 367 billion ($122 million) loan to extend its maturity to December 2025.

On May 17, 2016, Brookfield Renewable refinanced a $190 million debt and $9 million letter of credit facility associated with our 377 MW hydroelectric portfolio in Tennessee and North Carolina. The debt and letter of credit facility currently bear interest at the U.S. LIBOR plus a margin of 2.75%.

On June 3, 2016, we repaid $63 million against a $174 million note purchase agreement related to a 120 MW wind facility in California. Concurrently, we secured a 7-year, $43 million financing on the same asset, resulting in aggregate debt of $154 million. The new debt currently bears interest at U.S. LIBOR plus a margin of 2.75%.

Credit facilities

In June 2016, Brookfield Renewable extended the maturity of its corporate credit facilities by one year to June 30, 2021 and also increased the available amount to $1,690 million from $1,560 million. The applicable margin is 1.20% and the credit facilities are used for general working capital purposes. The credit facilities are available by way of advances in Canadian dollars, U.S. dollars, Euro or British Pound Sterling in the form of (i) Canadian prime rate loans (ii) U.S. base rate loans (iii) bankers’ acceptance (“BA”) rate loans (iv) LIBOR loans (v) EURIBOR loans and (vi) letters of credit. See Note 19 – Commitments, contingencies and guarantees. The credit facilities bear interest at the applicable BA rate, LIBOR or EURIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating. Standby fees are charged on the undrawn balance.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

Brookfield Asset Management has provided a $200 million committed unsecured revolving credit facility maturing in December 2016, at the LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

The following table summarizes the available portion of credit facilities:

	Jun 30	Dec 31
(MILLIONS)	2016	2015
Authorized credit facilities	$1,890	$1,760
Draws on credit facilities(1)	(548)	(368)
Issued letters of credit	(237)	(218)
Available portion of credit facilities	$1,105	$1,174

(1)         Comprised of $548 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable.  Excludes $99 million borrowed under a subscription credit facility made available to a Brookfield sponsored private fund.

During the three months ended June 30, 2016, Brookfield Renewable borrowed $99 million under a credit facility made available by a private fund sponsored by Brookfield Asset Management. The facility has an interest rate of LIBOR plus 1.3% and is unsecured.

13.  Income taxes

Brookfield Renewable’s effective income tax rate was 46.9% for the six months ended June 30, 2016 (2015: negative 2.4%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests’ income not subject to tax.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

14. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following:

Jun 30		Dec 31
(MILLIONS)	2016	2015
Participating non-controlling interests - in operating subsidiaries	$5,541	$2,587
General partnership interest in a holding subsidiary held by Brookfield	56	52
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,767	2,559
Preferred equity	599	610
	$8,963	$5,808

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the six months ended
(MILLIONS EXCEPT	Shares	dividend	redemption	June 30		Jun 30	Dec 31
AS NOTED)	outstanding	rate(%)(1)	date	2016	2015	2016	2015
Series 1 (C$136)	5.45	3.36	Apr 30, 2020	$2	$3	$105	$98
Series 2 (C$113)	4.51	3.08	Apr 30, 2020	2	1	87	81
Series 3 (C$249)	9.96	4.40	Jul 31, 2019	4	4	193	179
Series 5 (C$103)	4.11	5.00	Apr 30, 2018	2	4	79	126
Series 6 (C$175)	7.00	5.00	Jul 31, 2018	3	4	135	126
	31.03			$13	$16	$599	$610

(1)       Series 2 dividend rate represents annualized distribution based on the most recent quarterly floating rate.

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2016, none of the issued Class A Preference Shares have been redeemed by BRP Equity.

The holders of the Series 1 Preference Shares are entitled to receive fixed cumulative dividends. The holders of the Series 2 Preference Shares are entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.620%. The quarterly dividend in respect of the May 1, 2016 to July 31, 2016 dividend period was paid on August 2, 2016 at an annual rate of 3.082% (C$ 0.194208 per share).

The holders of the Series 3 Preference Shares are entitled to receive fixed cumulative dividends. The dividend will reset on July 31, 2019 and every five years thereafter at a rate equal to the then five year Government of Canada Bond yield plus 2.94%. The holders of the Class A, Series 3 Preference Shares will have the right, at their option, to convert their shares into Series 4 Preference Shares on a one-for-one basis on the earliest permitted redemption date and every five years thereafter. The holders of the Series 4 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.94%.

The holders of the Series 5 and 6 Preference Shares are entitled to receive fixed cumulative dividends.

Brookfield Renewable, BRELP and certain holding company subsidiaries fully and unconditionally guarantee the payment of dividends on all of the Class A Preference Shares, the amount due on redemption, and the amounts due on the liquidation, dissolution or winding-up of BRP Equity.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

Class A Preference Shares – Normal Course Issuer Bid

On June 23, 2015, we announced that the Toronto Stock Exchange had accepted a notice of BRP Equity’s intention to commence a normal course issuer bid in connection with its outstanding Class A Preference Shares. Under this normal course issuer bid, we are permitted to repurchase up to 10% of the total public float for each respective series of our Class A Preference Shares. Repurchases were initially authorized for one year commencing on June 26, 2015. In June 2016, the TSX accepted notice of BRP Equity’s intention to renew the normal course issuer bid for another year. Accordingly, it will expire on June 26, 2017, or earlier should we complete the repurchases prior to such date. Shareholders may obtain a copy of the notice, free of charge, by contacting Brookfield Renewable.

Class A, Series 5  Preference Shares – Exchange offer

In November 2015, Brookfield Renewable announced its offer to exchange (the “Exchange Offer”) each issued and outstanding Class A, Series 5 Preference Share of BRP Equity with an annual dividend rate of 5.00% (the “Series 5 Preference Shares”) for one newly issued Class A, Series 5 Preferred Limited Partnership Unit (the “Preferred LP Units”) of Brookfield Renewable with an annual distribution rate of 5.59%.

The Exchange Offer was open for acceptance until, and completed on, February 8, 2016. On that date, a total of 2,885,496 Series 5 Preference Shares were tendered and exchanged for an equal number of Series 5 Preferred LP Units.

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

							Isagen
	Brookfield					Isagen	public
	Americas	Brookfield	Brookfield	The	Brookfield	institu-	non-con
Infrastructure		Infrastructure	Infrastructure	Catalyst	Energia	tional	-trolling
(MILLIONS)	Fund	Fund II	Fund III	Group	Renovável	investors	interests	Other	Total
As at December 31, 2014	$914	$937	$-	$126	$32	$-	$-	$53	$2,062
Net income	26	27	-	14	-	-	-	2	69
OCI	89	144	-	(12)	(10)	-	-	(7)	204
Capital contributions(1)	-	460	-	-	-	-	-	-	460
Distributions	(70)	(126)	-	(7)	(1)	-	-	(4)	(208)
Other	(1)	(1)	-	-	1	-	-	1	-
As at December 31, 2015	$958	$1,441	$-	$121	$22	$-	$-	$45	$2,587
Net (loss) income	(1)	(5)	(2)	14	-	2	17	1	26
OCI	6	75	74	-	5	134	201	3	498
Capital contributions(1)	-	7	963	-	-	1,074	-	-	2,044
Acquisition	-	-	-	-	-	-	1,417	-	1,417
Distributions	(3)	(24)	-	(12)	(1)	-	-	(1)	(41)
First MTO (Note 3)	-	-	2	-	-	4	(997)	-	(991)
Other	-	1	-	-	-	-	-	-	1
As at June 30, 2016	$960	$1,495	$1,037	$123	$26	$1,214	$638	$48	$5,541
Interests held by third parties	75-80%	50-60%	67%	25%	24-30%	37%	16%	23-50%

(1)         Capital contributions are for the purposes of acquisitions and to fund expenses.

In accordance with IFRS 10, Consolidated Financial Statements, Brookfield Renewable is accounting for the additional interests in Isagen purchased under the MTOs as an equity transaction related to the

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

acquisition of non-controlling interest, separate from the Initial Investment of 57.6% controlling interest. Accordingly, the 42.4% ownership interest in Isagen not held by Brookfield Renewable and its co-investors was reflected at fair value at the acquisition date and recorded as non-controlling interest. The acquisition of a portion of this non-controlling interest as part of the first MTO was accounted for as an acquisition on non-controlling interest. The remaining approximate 16% ownership interest in Isagen not held by Brookfield Renewable and it co-investors as at June 30, 2016 remains as non-controlling interest.  Any portion of this acquired through the second MTO will be accounted for as an acquisition of non-controlling interest.See Note 3 – Business Combinations.

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable on a one for one basis, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP Units issued by Brookfield Renewable and  the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

As at June 30, 2016, general partnership units, and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2015: 2,651,506) and 129,658,623 (December 31, 2015: 129,658,623), respectively.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

Distributions

The composition of the distributions for the three and six months ended June 30 is presented in the following table:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2016	2015	2016	2015
General partnership interest in a holding
subsidiary held by Brookfield	$1	$1	$2	$2
Incentive distribution	4	2	10	4
	$5	$3	$12	$6

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$58	$54	$117	$109
	$63	$57	$129	$115

15. PREFERRED LIMITED PARTNERS’ EQUITY

Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP Units as follows:

			Earliest	Distributions declared
		Cumulative	permitted	for the six months ended
(MILLIONS EXCEPT	Shares	distribution	redemption	June 30		Jun 30	Dec 31
AS NOTED)	outstanding	rate (%)	date	2016	2015	2016	2015
Series 5 (C$72)	2.89	5.59	Apr 30, 2018	$2	$-	$49	$-
Series 7 (C$175)	7.00	5.50	Jan 31, 2021	3	-	128	128
Series 9 (C$200)	8.00	5.75	Jul 31, 2021	1	-	147	-
	17.89			$6	$-	$324	$128

As noted in Note 14 – Non-Controlling Interests, in February 2016 a total of 2,885,496  Class A, Series 5 Preference Shares of BRP Equity were tendered and exchanged for an equal number of Series 5 Preferred LP Units of Brookfield Renewable. The holders of the Series 5 Preferred LP Units are entitled to receive fixed cumulative quarterly distributions at an annual rate of C$1.3976 per unit, a yield of 5.59%, for the initial period ending April 30, 2018.

The holders of the Series 7 Preferred LP Units are entitled to receive fixed cumulative quarterly distributions at an annual rate of C$1.375 per unit, a yield of 5.5%, for the initial period ending January 31, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of (i) the 5-year Government of Canada Bond yield plus 4.47%, and (ii) 5.5%. The Series 7 Preferred LP Units are redeemable on or after January 31, 2021.

The holders of Series 7 Preferred LP Units will have the right, at their option, to convert their Series 7 Preferred LP Units into Class A, Series 8 Preferred LP Units, subject to certain conditions, on January 31, 2021 and every five years thereafter. The holders of the Series 8 Preferred LP Units will be entitled to receive cumulative quarterly floating distributions at an annual rate equal to the 3-month T-Bill yield plus 4.47%.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

Issuance of Preferred LP Units

On May 25, 2016, Brookfield Renewable issued 8,000,000 Class A, Series 9 Preferred Limited Partnership Units (the “Series 9 Preferred LP Units”) at a price of C$25 per unit for gross proceeds of C$200 million ($152 million). Brookfield Renewable incurred C$7 million ($5 million) in transaction costs and the net proceeds of C$193 million ($147 million) were used to repay outstanding indebtedness and for general corporate purposes. The holders of the Series 9 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending July 31, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 5.01%, and (ii) 5.75%.

The holders of Series 9 Preferred LP Units will have the right, at their option, to convert their Series 9 Preferred LP Units into Class A, Series 10 Preferred LP Units, subject to certain conditions, on July 31, 2021 and every five years thereafter. The holders of Series 10 Preferred LP Units will be entitled to receive cumulative quarterly floating distributions, as and when declared, at an annual rate equal to the cumulative quarterly floating distributions, as and when declared, at an annual rate equal to the 3-month T-Bill yield plus 5.01%.

The Class A Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2016, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

16. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at June 30, 2016, 166,671,809 LP Units were outstanding (December 31, 2015: 143,188,170) including 51,125,944 (December 31, 2015: 40,026,986) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the three and six months ended June 30, 2016, 74,884 and 131,431 LP Units, respectively (2015: 32,339 and 76,088 LP Units) were issued under the distribution reinvestment plan.

As at June 30, 2016, Brookfield’s direct and indirect interest of 180,784,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 61% of Brookfield Renewable on a fully-exchanged basis.

On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 44% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at June 30, 2016.

Issuance of LP Units

On June 10, 2016, Brookfield Renewable completed a bought deal for non-voting limited partnership units of Brookfield Renewable (“LP Units”) which included 10,655,000 LP Units at a price of C$37.55 per LP Unit (the “Offering Price”) for gross proceeds of C$400 million ($313 million) (the “Offering”). In addition, Brookfield Asset Management purchased 11,098,958 LP Units at the Offering Price concurrent with the Offering (the “Concurrent Private Placement”).  The aggregate gross proceeds of the Offering and the Concurrent Private Placement was C$800 million ($626 million).  Brookfield Renewable had granted the underwriters an over-allotment option, exercisable in whole or in part for a period of 30 days following closing of the Offering, to purchase up to an additional 1,598,250 LP Units at the Offering Price (the “Over-allotment Option”).

On June 15, 2016, the underwriters exercised in full the Over-allotment Option and Brookfield Renewable received additional aggregate gross proceeds of C$60 million ($46 million) on June 16, 2016.  Brookfield

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

Asset Management elected not to exercise its option to purchase additional LP Units and holds an approximate 61% interest in Brookfield Renewable after giving effect to the closing of the Over-allotment Option.

Brookfield Renewable incurred $15 million in transaction costs associated with the Offering, the Concurrent Private Placement and the Over-allotment Option.

The excess of the price received over the carrying value of the additional limited partnership units of BRELP purchased by Brookfield Renewable resulted in adjustments to the General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield of $2 million and $83 million, respectively. BRELP ultimately used the net proceeds to repay outstanding indebtedness and for general corporate purposes.

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the three and six months ended June 30, 2016, Brookfield Renewable declared distributions on its LP Units of $67 million or $0.445 per LP Unit and $132 million or $0.89 per LP Unit, respectively (2015: $60 million or $0.415 per LP Unit and $121 million or $0.83 per LP Unit).

The composition of the distribution for the three and six months ended June 30 is presented in the following table:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2016	2015	2016	2015
Brookfield	$19	$17	$37	$34
External LP Unitholders	48	43	95	87
	$67	$60	$132	$121

In February 2016, unitholder distributions were increased to $1.78 per unit on an annualized basis, an increase of 12 cents per unit, which took effect with the distribution payable in March 2016.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

17.  subsidiary public issuers

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finco	Entities(1)	Subsidiaries(2)	adjustments(3)	consolidated
As at June 30, 2016:
Current assets	$29	$-	$1,485	$125	$2,036	$(2,722)	$953
Long-term assets	3,889	645	-	18,732	27,634	(23,684)	27,216
Current liabilities	37	9	247	2,812	1,372	(2,722)	1,755
Long-term liabilities	-	-	1,233	724	13,431	(1,818)	13,570
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	5,541	-	5,541
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,767	-	-	2,767
Preferred equity	-	599	-	-	-	-	599
Preferred limited partners' equity	324	-	-	324	-	(324)	324
As at December 31, 2015:
Current assets	$24	$-	$1,387	$111	$1,298	$(2,220)	$600
Long-term assets	2,957	603	-	15,605	18,780	(19,038)	18,907
Current liabilities	26	8	231	2,233	967	(2,220)	1,245
Long-term liabilities	-	-	1,151	378	9,251	(1,281)	9,499
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	2,587	-	2,587
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,559	-	-	2,559
Preferred equity	-	610	-	-	-	-	610
Preferred limited partners' equity	128	-	-	128	-	(128)	128

(1)            Includes BRELP, BRP Bermuda Holdings I Limited (“Latam Holdco”), Brookfield BRP Holdings (Canada) Inc. (“NA Holdco”) and Brookfield BRP Europe Holdings Limited (“Euro Holdco”).

(2)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and other holding entities.

(3)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finco	Entities(1)	Subsidiaries(2)	adjustments(3)	consolidated
For the three months ended
June 30, 2016
Revenues	$-	$-	$-	$-	$627	$-	$627
Net (loss) income	(12)	-	(1)	(56)	92	(42)	(19)
For the three months ended
June 30, 2015
Revenues	$-	$-	$-	$3	$455	$-	$458
Net income (loss)	9	-	-	20	129	(123)	35
For the six months ended
June 30, 2016
Revenues	$-	$-	$-	$-	$1,301	$-	$1,301
Net income (loss)	14	-	-	20	253	(227)	60
For the six months ended
June 30, 2015
Revenues	$-	$-	$-	$8	$891	$-	$899
Net income (loss)	24	-	(1)	65	171	(173)	86

(1)            Includes BRELP, Latam Holdco, NA Holdco and Euro Holdco.

(2)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and other holding entities.

(3)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 12 – Long-term debt and credit facilities for additional details regarding the mid-term corporate notes issued by Finco. See Note 14 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

18.  segmented information

Brookfield Renewable operates renewable power generating assets, which include conventional hydroelectric facilities and wind facilities located in North America, Brazil, Colombia, and Europe. Brookfield Renewable also operates three biomass facilities and three Co-gen facilities. Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of power generation (Hydroelectric, Wind, and Other, which includes Co-gen and Biomass).

Our investment in Isagen (Note 3 – Business combinations) changed how we present some of our segmented disclosure. Following the acquisition of Isagen, the CODM consider information on Isagen and Brazil on a standalone basis. Accordingly, we have added a “Colombia” segment that includes Isagen and a “Brazil” segment that includes our Brazil operations. The Colombia segment also aggregates the financial results of its hydroelectric and Co-gen facilities.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 – Basis of presentation and significant accounting policies of the December 31, 2015 audited consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred limited partners.

Transactions between the reportable segments occur at fair value.

The following segmented information is regularly reported to our CODM.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

	Hydroelectric					Wind					Other(1)	Corporate	Total
	North America					North America
(MILLIONS)	U.S.	Canada	Total	Brazil	Colombia	U.S.	Canada	Total	Europe	Brazil
For the three months ended
June 30, 2016:
Revenues	$190	$78	$268	$50	$202	$38	$23	$61	$29	$8	$9	$-	$627
Adjusted EBITDA	123	62	185	36	90	29	18	47	16	6	3	(6)	377
Interest expense - borrowings	(42)	(16)	(58)	(9)	(43)	(7)	(6)	(13)	(8)	(4)	(1)	(25)	(161)
Cash portion of non-controlling
interests	(26)	(1)	(27)	(2)	(36)	(9)	-	(9)	(5)	(1)	(1)	(7)	(88)
Funds From Operations	55	45	100	22	11	13	12	25	3	-	-	(56)	105
Depreciation	(57)	(24)	(81)	(33)	(34)	(11)	(15)	(26)	(22)	(4)	(4)	-	(204)
For the three months ended
June 30, 2015:
Revenues	$202	$84	$286	$61	$-	$39	$25	$64	$27	$10	$10	$-	$458
Adjusted EBITDA	149	67	216	46	-	29	21	50	16	10	5	(4)	339
Interest expense - borrowings	(40)	(17)	(57)	(6)	-	(9)	(8)	(17)	(8)	(3)	(1)	(22)	(114)
Cash portion of non-controlling
interests	(23)	-	(23)	(4)	-	(13)	-	(13)	(6)	(4)	(3)	(8)	(61)
Funds From Operations	82	50	132	34	-	7	13	20	3	3	1	(47)	146
Depreciation	(50)	(22)	(72)	(33)	-	(13)	(16)	(29)	(22)	(3)	(2)	-	(161)

(1)            Includes Co-gen and biomass.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

	Hydroelectric					Wind					Other(1)	Corporate	Total
	North America					North America
(MILLIONS)	U.S.	Canada	Total	Brazil	Colombia	U.S.	Canada	Total	Europe	Brazil
For the six months ended
June 30, 2016:
Revenues	$417	$185	$602	$98	$395	$60	$52	$112	$71	$13	$10	$-	$1,301
Adjusted EBITDA	285	171	456	71	182	43	43	86	45	11	(7)	(12)	832
Interest expense - borrowings	(81)	(30)	(111)	(16)	(67)	(14)	(13)	(27)	(15)	(7)	(1)	(44)	(288)
Cash portion of non-controlling
interests	(58)	(2)	(60)	(7)	(93)	(15)	-	(15)	(19)	(2)	5	(13)	(204)
Funds From Operations	142	139	281	43	21	14	30	44	11	1	(4)	(105)	292
Depreciation	(110)	(47)	(157)	(63)	(56)	(23)	(28)	(51)	(42)	(7)	(7)	-	(383)
For the six months ended
June 30, 2015:
Revenues	$393	$190	$583	$106	$-	$59	$56	$115	$68	$10	$17	$-	$899
Adjusted EBITDA	276	171	447	77	-	39	47	86	55	10	9	(7)	677
Interest expense - borrowings	(81)	(33)	(114)	(10)	-	(18)	(16)	(34)	(15)	(3)	(1)	(42)	(219)
Cash portion of non-controlling
interests	(54)	(2)	(56)	(7)	-	(16)	-	(16)	(20)	(4)	(3)	(16)	(122)
Funds From Operations	136	136	272	55	-	5	31	36	20	3	5	(92)	299
Depreciation	(99)	(42)	(141)	(67)	-	(29)	(33)	(62)	(43)	(3)	(3)	-	(319)

(1)            Includes Co-gen and biomass.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

The following table reconciles Adjusted EBITDA and Funds From Operations, presented in the above tables, to net (loss) income as presented in the interim consolidated statements of (loss) income:

		Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)	Notes	2016	2015	2016	2015
Revenues	7	$627	$458	$1,301	$899
Other income		10	6	32	33
Direct operating costs		(262)	(134)	(505)	(268)
Share of earnings from equity-accounted investments	8	(1)	4	-	7
Management service costs	7	(15)	(13)	(30)	(27)
Interest expense – borrowings	12	(161)	(114)	(288)	(219)
Unrealized financial instruments loss	6	(2)	-	(2)	(8)
Depreciation	9	(204)	(161)	(383)	(319)
Other		-	(12)	(12)	(14)
Income before taxes		(8)	34	113	84
Income tax (expense) recovery
Current	13	(5)	(5)	(12)	(10)
Deferred	13	(6)	6	(41)	12
		(11)	1	(53)	2
Net (loss) income		(19)	35	60	86
Share of non-cash loss from equity-accounted investments	8	3	5	4	6
Unrealized financial instruments loss	6	2	-	2	8
Depreciation	9	204	161	383	319
Other	3	-	12	12	14
Deferred income tax (recovery) expense	13	6	(6)	41	(12)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	14	(81)	(53)	(191)	(106)
Preferred equity	14	(7)	(8)	(13)	(16)
Distributions to preferred limited partners	15	(3)	-	(6)	-
Funds From Operations		105	146	292	299
Management service costs		15	13	30	27
Interest expense – borrowings		161	114	288	219
Current income taxes		5	5	12	10
Cash portion of non-controlling interests		88	61	204	122
Distributions to preferred limited partners		3	-	6	-
Adjusted EBITDA		$377	$339	$832	$677

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric					Wind energy					Other(1)	Corporate	Total
	North America					North America
(MILLIONS)	U.S.	Canada	Total	Brazil	Colombia	U.S.	Canada	Total	Europe	Brazil
As at June 30, 2016:
Property, plant and
equipment, at fair value	$9,011	$5,189	$14,200	$2,230	$5,435	$871	$926	$1,797	$1,216	$294	$337	$-	$25,509
Total assets	9,547	5,289	14,836	2,504	6,725	946	951	1,897	1,325	324	366	192	28,169
Total borrowings	2,932	1,161	4,093	245	1,769	498	524	1,022	638	126	42	2,113	10,048
Total liabilities	4,464	2,262	6,726	418	3,379	626	750	1,376	859	131	55	2,381	15,325
For the six months ended
June 30, 2016:
Additions to property, plant
and equipment	883	16	899	144	4,765	-	1	1	38	-	12	-	5,859
As at December 31, 2015:
Property, plant and
equipment, at fair value	$8,240	$4,879	$13,119	$1,728	$-	$894	$893	$1,787	$1,201	$245	$278	$-	$18,358
Total assets	8,645	5,095	13,740	1,954	-	975	920	1,895	1,312	267	315	24	19,507
Total borrowings	2,721	954	3,675	207	-	459	504	963	618	105	34	1,736	7,338
Total liabilities	4,238	1,988	6,226	311	-	576	708	1,284	838	108	76	1,901	10,744
For the year ended
December 31, 2015:
Additions to property, plant
and equipment	68	49	117	373	-	7	3	10	347	318	284	-	1,449

(1)            Includes Co-gen and biomass.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

19.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2091.

The remaining development project costs on three Brazilian hydroelectric projects totaling 72 MW, a 55 MW biomass facility in Brazil, and two wind projects totalling 29 MW in Ireland are expected to be $177 million. The biomass facility and a 14 MW wind project are nearing completion and are expected to be fully operational in 2016. Two hydroelectric projects with a combined capacity of 53 MW and a 15 MW wind project commenced construction and are expected to be fully operational in 2017, and the 19 MW hydroelectric project is expected to be fully operational in 2018.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 12 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at June 30, 2016, letters of credit issued by Brookfield Renewable along with institutional investors were $91 million (December 31, 2015: $71 million).

Brookfield Renewable’s subsidiaries and equity-accounted entities have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at June 30, 2016, letters of credit issued by Brookfield Renewable’s subsidiaries and equity-accounted entities were $411 million and $16 million, respectively (December 31, 2015: $118 million and $16 million, respectively).

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes

20.  subsequent eventS

The Second MTO was launched on July 16, 2016 and is expected to conclude in September 2016. If the consortium is successful in acquiring all of the remaining outstanding Isagen shares, a further approximate $618 million (COP 1.8 trillion) would be invested by the consortium (including related transaction expenses). Upon closing of the Second MTO, the consortium’s ownership in Isagen is expected to increase to as much as 100%.

Brookfield Renewable Partners L.P                                            Q2 2016 Interim Consolidated Financial Statements and Notes